Exhibit 99.1

RRSat Global Communications Network Ltd.

Financial Statements

RRSat Global Communications Network Ltd.

Financial Statements

RRSat Global Communications Network Ltd.

Balance Sheets

In thousands except share data

	Note	December 31 2005	December 31 2006

Current assets
Cash and cash equivalents	1C; 2	$2,060	$51,393
Marketable securities	1D; 3	1,222	1,454
Accounts receivable:
Trade (net of provision for doubtful accounts of $369 and $987 as of December 31, 2005 and 2006 respectively)	1E	5,625	10,187
Other	4	822	797
Fair value of embedded currency conversion derivatives	1O	279	743
Related parties		-	64
Deferred taxes	1J; 14	86	184
Prepaid expenses		342	215

Total current assets		10,436	65,037

Deposits and long-term receivables	5	791	1,018

Assets held for employee severance payments	1F	359	626

Fixed assets, at cost, less accumulated depreciation and amortization	1G; 6	8,823	12,452

Total assets		$20,409	$79,133

      February 18, 2007

RRSat Global Communications Network Ltd.

Balance Sheets (Continued)

In thousands except share data

	Note	December 31 2005	December 31 2006

Liabilities and shareholders' equity

Current liabilities
Accounts payable:
Trade		$2,739	$4,488
Other	7	1,682	1,845
Fair value of embedded currency
conversion derivatives	1O	189	410
Related parties		-	27
Deferred income	1L;8	1,770	3,992

Total current liabilities		6,380	10,762

Long - term liabilities
Deferred income	1L;8	2,861	3,945
Liability in respect of employee severance payments	9	370	660
Deferred taxes	1J; 14	291	421

Total long - term liabilities		3,522	5,026

Total liabilities		9,902	15,788

Commitments, contingent liabilities and liens	10

Shareholders' equity	11
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of December 31, 2005 and 2006; 13,047,300 and 17,242,300 shares issued and fully paid as of December 31, 2005 and 2006 respectively)		-	40
Additional paid in capital		3,812	51,280
Retained earnings		6,695	12,025

Total shareholders' equity		$10,507	$63,345

Total liabilities and shareholders' equity		$20,409	$79,133

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

Statements of Operations

In thousands except share data

		Year ended December 31
	Note	2004	2005	2006

Revenues	1L; 12	$23,767	$31,311	$43,284
Cost of revenues		14,065	19,798	27,451

Gross profit		9,702	11,513	15,833

Operating expenses
Sales and marketing		1,383	1,704	1,831
General and administrative		2,002	2,356	3,588
One time fees associated with the IPO	13	-	-	1,000

Total operating expenses		3,385	4,060	6,419

Operating income		6,317	7,453	9,414
Interest and marketable securities income		75	140	450
Currency fluctuation and other financing income (expenses), net		(115)	(2)	374
Changes in fair value of embedded currency
conversion derivatives	1O	1,465	(1,375)	243
Other income (expenses), net		184	36	4

Income before taxes on income		7,926	6,252	10,485
Income taxes	1J; 14	2,756	2,007	3,180

Net income		$5,170	$4,245	$7,305

Income per Ordinary Share	1I; 11C
Basic income per Ordinary Share		0.47	0.33	0.53

Diluted income per Ordinary Share		0.46	0.33	0.53

Weighted average number of Ordinary
Shares used to compute basic income per
Ordinary Share		11,050,200	12,921,300	13,746,467

Weighted average number of Ordinary Shares used to compute diluted income per Ordinary Share		11,289,600	13,034,700	13,793,694

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

Statements of Changes in Shareholders' Equity

In thousands except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Total
	Share	Amount

Balance as of
January 1, 2004	10,483,200	$-	$2,317	$4,292	$6,609

Changes during 2004
Ordinary shares issued	2,255,400		1,323	-	1,323
Exercise of
stock options	170,100		72	-	72
Stock based compensation	-	-	21	-	21
Divided paid
$0.35 / share	-	-	-	(4,540)	(4,540)
Net income	-	-	-	5,170	5,170

Balance as of
December 31, 2004	12,908,700	$-	$3,733	$4,922	$8,655

Changes during 2005

Exercise of
stock options	138,600	-	58	-	58
Stock based compensation	-	-	21	-	21
Dividend paid
$0.19 / share	-	-	-	(2,472)	(2,472)
Net income	-	-	-	4,245	4,245

Balance as of
December 31, 2005	13,047,300	$-	$3,812	$6,695	$10,507

Changes during 2006
Ordinary shares issued	4,195,000	40	47,351	-	47,391
Stock based compensation	-	-	117	-	117
Dividend paid
$0.15 / share	-	-	-	(1,975)	(1,975)
Net income	-	-	-	7,305	7,305

Balance as of
December 31, 2006	17,242,300	$40	$51,280	$12,025	$63,345

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

Statements of Cash Flows

In thousands

	Year ended December 31
	2004	2005	2006

Cash flows from operating activities
Net income	$5,170	$4,245	$7,305

Adjustments required to reconcile net income to net
cash provided by operating activities:
Deprecation and amortization	1,311	1,760	2,274
Provision for losses in accounts receivable	(5)	(37)	618
Deferred taxes	478	(283)	32
Changes in liability for employee severance payments, net	18	4	23
Capital gains on sale of fixed assets, net	(184)	(36)	(1)
Expenses in relation to options granted	21	21	117
Changes in fair value of embedded currency
conversion derivatives	(1,465)	1,375	(243)
Changes in assets and liabilities:
Increase in marketable securities, net	(1,166)	(55)	(232)
Increase in accounts receivable - trade	(1,676)	(1,384)	(5,180)
Increase in related parties, net	-	-	(37)
Increase in accounts receivable - other	(336)	(376)	25
Decrease (increase) in prepaid expenses	(52)	(55)	127
Decrease (increase) in deposits and long-term receivables	(198)	30	(227)
Increase (decrease) in accounts payable	1,965	(215)	1,912
Increase in deferred income	728	851	3,306

Net cash provided by operating activities	$4,609	$5,845	$9,819

RRSat Global Communications Network Ltd.

Statements of Cash Flows (Continued)

In thousands

	Year ended December 31
	2004	2005	2006

Cash flows from investing activities
Investment in fixed assets	$(3,278)	$(3,051)	$(5,903)
Proceeds from sale of fixed assets	389	71	1

Net cash used in investing activities	$(2,889)	$(2,980)	$(5,902)

Cash flows from financing activities
Dividend paid	$(4,540)	$(2,472)	$(1,975)
Proceeds from issuance of Ordinary Shares, net
of offering costs of $ 5,046, in 2006	1,395	58	47,391
Bank credit, net	(121)	(80)	-

Net cash provided by (used in) financing activities	$(3,266)	$(2,494)	$45,416

Increase (decrease) in cash and cash equivalents	$(1,546)	$371	$49,333

Balance of cash and cash equivalents at beginning
of year	3,235	1,689	2,060

Balance of cash and cash equivalents at end of year	$1,689	$2,060	$51,393

Supplementary cash flow
information
Interest paid	$1	$1	$1
Income taxes paid	$2,484	$2,840	$2,941

The accompanying notes are an integral part of these financial statements.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

In thousands except share data

Note 1	–	Organization and Summary of Significant Accounting Policies

A.	General

RRSat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet transmission capacity.

OnNovember 6, 2006, the Company completed an initial public offering of its ordinary shares and listing on the NASDAQ Global Market. The Company issued 4,195,000 shares at a price of $ 12.50 per share.

B.	Functional and reporting currency

The accounting records of the Company are maintained in New Israeli Shekels (NIS) and U.S. dollars.

The currency of the primary economic environment in which the operations of the company are conducted is the U.S. dollar. Therefore it has been determined to be the company’s functional currency.

Transactions denominated in foreign currencies other than the U.S. dollar are translated into the functional currency using current exchange rate. Gains and losses from the transaction of foreign currency balances are recorded in the statement of operations.

C.	Cash and cash equivalents

All highly liquid investments with original maturity of three months or less from the date of deposit are considered to be cash equivalents.

D.	Marketable securities

The Company accounts for marketable securities under the Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (Statement 115).

The Company classified its marketable securities under the “Trading” category. Trading securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value, based on closing market price as at balance sheet date. Unrealized gains and losses on trading securities are included in earnings.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

E.	Provision for doubtful accounts

The financial statements include specific provisions for doubtful debts, which, in management’s opinion, adequately reflect the loss included in those debts the collection of which is doubtful. Doubtful debts, which according to Company’s management opinion are unlikely to be collected, are written-off from the Company’s books, based on a management resolution. Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business, an evaluation of the security received from them and past experience.

The changes in the provision during the year:

	Year ended December 31
	2004	2005	2006

Opening balance	$411	$406	$369
Additions during the year	-	212	690
Deductions during the year	(5)	(249)	(72)

Closing balance	$406	$369	$987

F.	Assets held for employee severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

G.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and amortization.

Depreciation and amortization are calculated by the straight-line method on the basis of the estimated useful lives of the assets using the following annual rates:

%

Communication equipment	15
Office furniture and equipment	6-33
Motor vehicles	15
Leasehold improvements are amortized straight line
over the shorter of the lease term or estimated useful
life of the assets	10

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

H.	Stock compensation plans

Prior to January 1, 2006, the Company applied the fair-value based method of accounting for all of its options plans in accordance with the provisions of Financial Accounting Standards Board’s Statement No. 123, “Accounting for Stock-Based Compensation”(“Statement 123”).

Under the fair-value-based method, compensation cost is computed based on the fair value of the options on the date the options are granted, and is recognized in the financial statements over the vesting period of the options.

As from January 1, 2006, the Company applies the provisions of Financial Accounting Standards Board’s Statement No. 123 (revised 2004), “Share-Based Payment”, (Statement 123R), which is a revision of Statement 123. The Company implemented Statement 123R using the modified prospective method starting January 1, 2006. Under this method, the Company began recognizing compensation cost on a straight-line basis over the requisite service period of the award for new awards and to awards modified, repurchased or cancelled after January 1, 2006, based on the grant date fair value of those awards, adjusted for estimated forfeitures, if any.

Due to the fact that all awards granted prior to the initial adoption of Statements 123R were fully vested prior to January 1, 2006, the adoption of Statements 123R had no impact on the Company’s financial position and results of operation.

I.	Income per Ordinary Share

Basic and diluted income per Ordinary Share is presented in conformity with Statement of Financial Accounting Standard No. 128, “Earnings Per Share”, for all years presented. Basic income per Ordinary Share is calculated by dividing the net income attributable to Ordinary Shares by the weighted average number of Ordinary Shares outstanding. The diluted income per Ordinary share calculation is similar to basic income per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares such as options had been exercised.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

I.	Income per Ordinary Share (cont’d)

The following table summarizes information related to the computation of basic and diluted income per Ordinary Share for the years indicated.

	Year ended December 31
	2004	2005	2006

Income per Ordinary Share
Net income attributable to Ordinary Shares	$5,170	$4,245	$7,305

Weighted average number of Ordinary Shares outstanding used in used in basic income per Ordinary Share calculation	11,050,200	12,921,300	13,746,467
Add assumed exercise of outstanding dilutive potential Ordinary Shares	239,400	113,400	47,227

Weighted average number of Ordinary Shares outstanding used in used in diluted income per Ordinary Share calculation	11,289,600	13,034,700	13,793,694

Basic income per Ordinary Share	0.47	0.33	0.53

Diluted income per Ordinary Share	0.46	0.33	0.53

J.	Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standard No. 109 “Accounting for Income Taxes” (“Statement 109”).

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets and liabilities are classified as current or non current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal.

Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

K.	Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

L.	Revenue recognition

Revenues from services are recognized in accordance with Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain, the price is fixed or determinable and the collection of the resulting receivable is probable.

Revenues from services are recognized on a straight-line basis, over the contractual term of the arrangement during which services are rendered, which generally extends over terms of three to five years with an automatic renewal option for an additional two to five years.

Deposits received for the latest one-six months of long-term service arrangements are not recognized as revenues until the related services are provided.

Revenues from sales of communication equipments are recognized upon the delivery to the customer and the transfer of the principal risks and rewards arising from ownership over the sold products.

For sales of communication equipments, which include a Post Contract Customer Support (PCS) component, revenues from PCS are deferred and recognized over the term of the support period, according to EITF 00-21 “Revenue Arrangements with Multiple Deliverables”.

M.	Impairment of long-lived assets and certain intangibles

Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (hereinafter – “Statement 144”), requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value . Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

N.	Liability in respect of employee severance payments

The Company records its obligation with respect of employee severance payments as if it was payable at each balance sheet date (the “shut-down method”) in accordance with the provisions of EITF 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan. The liability is recognized on an undiscounted basis and is calculated on the basis of the latest salary of each employee multiplied by the number of years of employment as of the balance sheet date.

O.	Fair value of embedded currency conversion derivatives

The Company accounts for derivatives and hedging activities in accordance with Statement No. 133 “Accounting for Derivatives Instruments and Hedging Activities”(“Statement 133”), as amended, which requires that all derivatives instruments be recorded on the balance sheet at their respective fair value.

The Company does not use derivative instruments to hedge exposures to cash flow, market of foreign currency risks, but occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. For these embedded derivatives, for which the economic characteristics and risks are not clearly and closely related to the economic characteristics and risks of the host contract, the changes in fair value are recorded in the statement of operations.

P.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel.

The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base and the Company’s policy of requiring collateral or security on sales to customers.

Q.	Recent accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes (FIN 48). This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not currently expect FIN 48 to have a material impact on its financial position, results of operations or cash flows.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 1	–	Organization and Summary of Significant Accounting Policies (cont’d)

R.	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’equity or net income.

Note 2	–	Cash and Cash Equivalents

	December 31 2005	December 31 2006

Denominated in U.S. dollars	$1,979	$50,396
Denominated in Euro	58	624
Denominated in NIS	18	92
Other	5	281

	$2,060	$51,393

Note 3	–	Marketable Securities

	December 31 2005	December 31 2006

Government debentures	$201	$221
Corporate debentures	312	411
Mutual funds	536	716
Short-term treasury notes	173	106

	$1,222	$1,454

Note 4	–	Other Receivables

	December 31 2005	December 31 2006

Related parties	$808	$797
Other	14	-

	$822	$797

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 5	–	Deposits and Long-Term Receivables

	December 31 2005	December 31 2006

Long-term deposits (1)	$2	$19
Prepaid expenses (2)	789	999

	$791	$1,018

(1)	Deposits in respect of operating leases of motor vehicles.

(2)	Prepaid expenses for the last one to six months of long-term service agreements with suppliers. As of December 31, 2006 the balance includes an amount of $ 541 (December 31, 2005 – $ 136) and an amount equivalent to $ 458 in Euro (December 31, 2005 – $ 653).

Note 6	–	Fixed Assets, at Cost, Less Accumulated Depreciation and Amortization

	December 31 2005	December 31 2006

Communications equipment	$12,738	$17,107
Office furniture and equipment	282	430
Motor vehicles	377	467
Leasehold improvements	1,268	2,564

	14,665	20,568
Accumulated depreciation and amortization	5,842	8,116

Fixed assets , net	$8,823	$12,452

Depreciation and amortization expenses for the years ended December 31, 2004, 2005 and 2006 are $ 1,311 and $ 1,760 and $ 2,274, respectively.

Note 7	–	Accounts Payable – Other

	December 31 2005	December 31 2006

Liabilities regarding employees	$455	$355
Government institutions	20	140
Accrued expenses	1,109	767
Other	98	583

	$1,682	$1,845

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 8	–	Deferred Income

Deferred income represents an advance payment for the last one to six months of long-term service agreements with customers.

The service agreements with the customer are for various periods the last of which ends in 2016.

Note 9	–	Liability in respect of Employee Severance Payments

Under Israeli law and labor agreements the Company is required to pay severance payments to each employee who was employed by the Company for over one year and has been terminated by the Company or resigned under certain specified circumstances. The Company’s liability for severance payment is covered mainly by deposits with insurance companies in the name of the employee and/or by purchase of insurance policies. The liability is covered by the amounts deposited, including accumulated income thereon as well as by the unfunded provision. Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

Expenses recorded in respect of provision for employee severance payments for the years ended December 31, 2004, 2005 and 2006 are $ 83, $55, and $ 290, respectively.

Note 10	–	Commitments, Contingent Liabilities and Liens

A.	The Company has several lease agreements for its facilities, which will end until December 31, 2011 and have some extension options. In addition the Company is engages in long-term operating network leases. The annual payments the Company is committed to pay over the next five years (including the options), as of December 31, 2006, are as follows:

2007	21,935
2008	18,904
2009	13,876
2010	11,011
2011	1,832
2012 and thereafter	6,223

73,781

Rental expenses under the lease agreements for the years ended December 31, 2004, 2005 and 2006 are $90, $ 86 and $ 159, respectively.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 10	–	Commitments, Contingent Liabilities and Liens (cont’d)

B.	As at balance sheet date the balance of liabilities and guarantees (guarantees provided by the banks to third parties) are as follows:

	December 31 2005	December 2006

Guarantees
Performance guarantees (commercial guarantees provided by
the banks to third parties)	$905	$953

The guarantees were granted to third parties (vendors) to secure company’s performance under such contracts (broadcasting services and leases). Guarantees were provided for one year period and are renewed each year according to the vendor’s contract terms and conditions. The guaranties may be exercised by the third party at any time, subject to the terms in the contracts between the Company and the third party.

C.	The company has 2 lines of credit provided to it by Bank Igud (approximately $2.2 million) and Bank Leumi (approximately $0.86 million). From time to time the Company uses it lines of credit to provide guarantees required under its long term contracts with its suppliers. The commitment fees are 0.1% from the total line of credit for each year. The Banks are allowed to cancel or change the line of credit with 30 days notice.

Note 11	–	Share Capital

A.	Ordinary shares

All of the issued and outstanding Ordinary Shares of the Company are duly authorized, validly issued, fully paid and non-assessable. The Ordinary Shares of the Company are not redeemable and have no preemptive rights. The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by the Company’s memorandum of association, its articles of association or the laws of the State of Israel, except that citizens of countries which are, or have been, in a state of war with Israel may not be recognized as owners of Ordinary Shares. In addition, should a shareholder, other than the Company’s existing shareholders prior to the Initial Public Offering, become a beneficiary holder of 10% or more of the Company’s shares or acquire shares in an amount resulting in such shareholder having significant influence over the Company without receiving the consent of the Minister of Communication, its holdings will be converted into dormant shares for as long as the Minister’s consent is required but not obtained. The beneficial holder of such dormant shares will have no rights other than the right to receive dividends and other distributions to shareholders and the right to participate in such offerings.

On November 6, 2006, the Company completed an initial public offering of its ordinary shares and listing on the NASDAQ Global Market. The Company issued 4,195,000 shares at a price of $ 12.50 per share.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 11	–	Share Capital (cont’d)

B.	Employees’ stock options

(1)	Options granted to the CEO

In 2001, the Company signed an agreement with its CEO. The agreement included an option plan for the CEO only. According to the plan, the CEO was entitled to 308,700 options, which were vested over a period of between one to five years. Each option entitles the holder to purchase one ordinary share of the Company.

The Company applied Statement 123 in respect of options granted to the CEO and recorded compensation expense of $ 21 thousand in each year ended December 31, 2004 and 2005 using the Black-Scholes model. The expenses were charged to General and Administrative expenses. As at December 31, 2005, all of the options were exercised.

On March 15, 2006, the Company signed an agreement with its CEO’s wholly-owned company regarding his compensation for managing services. The agreement will be in effect up to the end of 2011.

According to the agreement there is an option plan for the CEO, which entitles him to 233,100 options (hereinafter – the 2006 options). The 2006 options shall vest, according to a graded-schedule, in five installments over a period of four years, beginning on December 31, 2006. Each option entitles the holder to purchase one ordinary share of the Company.

The following table summarizes information relating to the 2006 options outstanding as of December 31, 2006:

Number of options	Remaining contractual life (in years)	Exercise Price (in $)	Grant date fair value per Share (in $)	Grant date intrinsic Value (in $)	Aggregate intrinsic value as of December 31, 2006 (in $)

37,800	5	5.60	5.60	-	279,342
37,800	5	6.16	5.60	-	258,174
44,100	5	6.77	5.60	-	274,302
50,400	5	7.45	5.60	-	279,316
63,000	5	8.35	5.60	-	292,320

233,100					1,383,354

The fair value of the common stock was determined on December 21, 2005 and no significant events affected the valuation between December 21, 2005 and the date of the grant.

As of December 31, 2006, there was approximately $ 360 of unrecognized compensation cost related to non-vested options to be recognized over the weighted average period 4 years.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 11	–	Share Capital (cont’d)

B.	Employees’ stock options (cont’d)

(1)	Options granted to the CEO (cont’d)

The fair value of each option granted in 2006 was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1)	Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2)	Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3)	Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

The options activities are as follows:

	Number of shares	Weighted average exercise price	Weighted- Average grant-date fair value

Balance at January 1, 2003	308,700	$0.42	$0.34
Exercised	-	-	-

Balance at December 31, 2003	308,700
Exercised	(170,100)	$0.42	$0.34

Balance at December 31, 2004	138,600
Exercised	(138,600)	$0.42	$0.34

Balance at December 31, 2005	-

Granted	233,100	$6.99	$1.83

Balance at December 31, 2006	233,100

As of December 31, 2006, none of the 2006 options were exercised or forfeited.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 11	–	Share Capital (cont’d)

B.	Employees’ stock options (cont’d)

(2)	Restricted shares units granted to employees

In the fourth quarter of 2006, the Company adopted an equity incentive plan (“the Plan”).

Under the Plan, the Company may grant its directors, officers and employees restricted shares, restricted share units and options to purchase its ordinary shares.

The total number of ordinary shares that will be available for grant under the plan is 441,000 shares. The plan is under Section 102 of the Israeli Income Tax Ordinance which provides certain tax benefits in connection with share-based compensation to employees, officers and directors.

On October 31, 2006, the Company has granted 105,840 restricted shares units which will be vested over four years from the grant date.

As of December 31, 2006 none of the restricted shares units were exercised or forfeited. The aggregated intrinsic value as of December 31, 2006 is $52 and there was approximately $ 1,268 unrecognized cost related to non-vested restricted shares to be vested over the period of 3.83 years.

The following summarizes the allocation of stock-based compensation charge for the 2006 options and the restricted shares granted:

	Year ended December 31
	2004	2005	2006

Cost of revenues	-	-	13
Sales and marketing	-	-	16
General and administrative	21	21	88

	21	21	117

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 12	–	Revenues

The Company has one operating segment.

The Company does not report the revenues for each service, as it is impracticable to do so.

Revenues by geographic areas:

	Year ended December 31
	2004	2005	2006

North America	$2,411	$5,298	$8,935
Europe	10,301	12,674	17,974
Asia	4,423	5,160	5,011
Israel	4,355	4,784	5,644
Middle East (other than Israel)	2,165	2,866	4,683
Rest of the world	112	529	1,037

	$23,767	$31,311	$43,284

Note 13	–	One Time Fees Associated with the IPO

The Company paid, in the fourth quarter of 2006, a one-time payment in a total amount of $ 500 to two of its shareholders for special management services rendered during 2006, beyond the services they were required to provide pursuant to the management services agreements described in Note 15E. The Company also paid a one time payment of $500 to its CEO’s wholly-owned company (Datacom), according to the service agreement between Datacom and the Company, for the exercise of a right to terminate an option granted to Datacom to purchase ordinary shares in the initial public offering of the Company Ordinary Shares.

Note 14	–	Taxes on Income

A.	Tax expenses included in the statement of operations

	Year ended December 31
	2004	2005	2006

Current taxes *	$2,278	$2,290	$2,994
Taxes in respect to previous years	-	-	154
Deferred taxes	478	(283)	32

	$2,756	$2,007	$3,180

*	All pre-tax income and income tax expenses are derived from Israeli activities.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 14	–	Taxes on Income (cont’d)

B.	Adjustments for inflation

Income tax is computed on the basis of the Company’s results in nominal NIS determined for statutory purposes. The Company is assessed for tax purposes under the Income Tax Law (Inflationary Adjustments 1985), the purpose of which is to prevent taxation on inflationary profits.

C.	Tax benefits under the Law for Encouragement of Capital Investment (hereinafter – the Investment Law)

In August 2006, the Company received from the Investment Center approval to it being considered to be an “approved enterprise” as defined in the Investment Law for its export expansion plan as from the 2006 tax year. Any income from that approved enterprise will be subject to a reduced tax rate of 25% for a period up to a total of seven years.

Under the terms of the program, which relates to the Company’s export of communication services to television channels and television operations via satellites the Company is required to fulfill certain conditions and management of the Company believes that as of the date of the financial statements the Company complies with those conditions.

D.	On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 – 29%, in 2008 – 27%, in 2009 - 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, capital gains will be subject to tax of 25%.

Current and deferred tax balances as at December 31, 2006 are calculated in accordance with the new tax rates specified in Amendment 147 as aforementioned. The effect of the change on the financial statements as at the beginning of 2005 is a decrease in taxes on income in the amount of $ 60 thousand.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 14	–	Taxes on Income (cont’d)

E.	Reconciliation between the tax on the pre-tax adjusted earnings and the tax expense included in the statement of operations

	Year ended December 31
	2004	2005	2006

Statutory tax rate	35%	34%	31%

Earnings before taxes on income as
reported in the statement of operations	$7,926	$6,252	$10,485

Computed "expected" tax expense	2,774	2,126	3,250

Non-deductible expenses	16	15	349
Effect of change in tax rate	(16)	(60)	-
Effect of Approved Enterprise tax rate	-	-	(146)
Taxes in respect to previous years	-	-	154
Differences between the definition of
capital and assets for Israeli tax purposes	(9)	(63)	(465)

Other differences	(9)	(11)	38

	$2,756	$2,007	$3,180

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 14	–	Taxes on Income (cont’d)

F.	Deferred taxes

As of December 31, 2005 and 2006, deferred tax assets and liabilities consists of future tax assets (liabilities) attributable to the following

	December 31 2005	December 31 2006

Deferred tax assets:

Provision for doubtful debts	$114	$286
Vacation pay accruals	27	44
Severance pay fund	2	9

Gross deferred tax assets	$143	$339
Valuation allowance for deferred
tax assets	-	-

Deferred tax assets	$143	$339

Deferred tax liabilities:

Fixed assets	$(293)	$(430)
Foreign currency embedded
derivatives	(28)	(97)
Other	(27)	(49)

	$(348)	$(576)

Deferred tax liabilities, net	$(205)	$(237)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 15	–	Transactions and Balances with Related Parties

A.	Transactions with related parties

	Year ended December 31
	2004	2005	2006

Revenues from sales and services (C)	$234	$502	$1,079

General and administrative (D)	$28	$31	$31

One time fees associated with the IPO (F)	$-	$-	$1,000

Management's fees to shareholders (E)	$420	$600	$600

B.	Balances with related parties

	December 31 2005	December 31 2006

Trade receivables	$66	$75

Other receivables	$-	$64

Other payables	$-	$27

C.	Revenues from related parties

The Company is engaged with customers, which are related parties of one of its shareholders.

D.	The Company leases its headquarters facilities from one of its shareholders.

E.	Management’s fees to shareholders

In March 2004 as amendment in October 2006, the Company entered into agreements with its shareholders, pursuant to which they are required to provide the Company with specific management and consulting services.

F.	One time fees associated with the IPO

See Note 13.

RRSat Global Communications Network Ltd.

Notes to the Financial Statements

Note 16	–	Subsequent event

Subsequent to balance sheet date, the Company invested $16.5 million of its cash and cash equivalent in marketable securities.